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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9
                                (Amendment No. 1)
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934



                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                            (Name of Subject Company)

                          ----------------------------

                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                        (Name of Person Filing Statement)


            $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                            par value $.01 per share
                        (Title of Classes of Securities)


                                    868446204
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                             Marc A. Strassler, Esq.
              Senior Vice President, Secretary and General Counsel
                    Supermarkets General Holdings Corporation
                                200 Milik Street
                         Carteret, New Jersey 07008-1194
                                 (732) 499-3000

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                  212-848-4000


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




          This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, dated March 15, 1999 (the "Schedule 14D-9") relating to a tender offer disclosed in the Tender Offer Statement on
Schedule 14D-1, dated March 15, 1999 (the "Schedule 14D-1") filed by Koninklijke Ahold N.V., a company organized under the laws of The Netherlands ("Parent"), Croesus, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Croesus"), Ahold U.S.A. Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Ahold U.S.A."), and Ahold Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), to purchase all of the issued and outstanding shares of $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Supermarkets General Holdings Corporation, a Delaware corporation (the"Company"), at a price of $38.25 per share, net to the seller in cash, without interest thereon.

        Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.


Item 8.        ADDITIONAL INFORMATION TO BE FURNISHED

        Item 8 is hereby amended and supplemented to add the following:

        Litigation. On March 23, 1999, a purported holder of shares of Preferred Stock filed an action in the Court of Chancery of the State of Delaware, purportedly on behalf of the class of the holders of the Preferred Stock, against the Company, SMG-II, the Purchaser and the directors of the Company (collectively, the "Defendants"). The complaint, entitled Wolfson v. Supermarkets General Holdings Corporation, et al., C.A. No. 17047, alleges, among other things, that (i) certain of the Defendants have issued materially false and misleading statements, and failed to disclose material information, in the Schedule 14D-9 in violation of their fiduciary duty of disclosure, (ii) SMG-II and the directors of the Company breached certain fiduciary duties owed to holders of the Preferred Stock and (iii) the Purchaser knowingly aided and abetted SMG-II's and the directors of the Company's alleged breaches of fiduciary duty. The complaint demands, among other things, judgment (i) enjoining the Defendants preliminarily and permanently from consummating the Offer and related transactions, (ii) ordering the Defendants to issue corrective disclosures, (iii) ordering the Defendants to retain an independent financial advisor to evaluate the fairness of the Offer and the related transactions and
(iv) awarding damages to the holders of the Preferred Stock. The Company believes that the claims against it, its directors and SMG-II are without merit and intends to vigorously oppose them. The Purchaser has informed the Company that it believes that the claims against it are without merit and that it intends to vigorously oppose them.

Item 9.        MATERIAL TO BE FILED AS EXHIBITS

         The following is hereby added as an exhibit:

Exhibit No.
-----------

(a)(11)        Press Release issued by Parent on March 26, 1999.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Supermarkets General Holdings Corporation



                                  By: /s/ Marc A. Strassler
                                      ------------------------------------------
                                      Name:  Marc A. Strassler
                                      Title: Senior Vice President, Secretary
                                             and General Counsel

Dated:  March 26, 1999

                                  EXHIBIT INDEX

Exhibit No.
-----------

*(a)(1)        Offer to Purchase dated March 15, 1999.
*(a)(2)        Letter of Transmittal dated March 15, 1999.
*(a)(3)        Agreement and Plan of Merger dated March 9, 1999 among Parent, the Purchaser and SMG-II.
*(a)(4)        Stock Purchase Agreement dated March 9, 1999 among Parent, the
               Purchaser, SMG-II and PTK.
*(a)(5)        Stockholders Agreement dated March 9, 1999 among Parent, the
               Purchaser and Stockholders listed on Exhibit I thereto.
*(a)(6)        Confidentiality Agreement dated December 30, 1998 between Parent and SMG-II.
*(a)(7)        A copy of pages 58 through 63 of the Annual Report on Form 10K that was filed by the Company with the SEC on April 28, 1998.
*(a)(8)        Sale and Transition agreement between Pathmark and James L.
               Donald dated March 8, 1999.
*(a)(9)        Letter from the Company to holders of the Shares dated March 15,
               1999.
*(a)(10)       Joint Press Release issued by the Company and Parent on March 9,
               1999.
 (a)(11)       Press Release issued by Parent on March 26, 1999.
*(c)(1)        Employment Agreement between Pathmark and Eileen Scott dated
               February 1, 1999.
*(c)(2)        Employment Agreement between Pathmark and John Sheehan dated
               February 1, 1999.
*(c)(3)        Employment Agreement between Pathmark and Marc A. Strassler dated
               February 1, 1999.
*(c)(4)        Employment Agreement between Pathmark and Frank Vitrano dated
               February 1, 1999.
*(c)(5)        Employment Agreement between Pathmark and Joseph Adelhardt dated
               February 1, 1999.
*(c)(6)        Employment Agreement between Pathmark and Harvey Gutman dated
               February 1, 1999.
*(c)(7)        Employment Agreement between Pathmark and Robert Joyce dated
               February 1, 1999.
*(c)(8)        Employment Agreement between Pathmark and Myron D. Waxberg dated
               February 1, 1999.

-------------------------------

        *      Previously filed.

                                 Exhibit (a)(11)
                                 ---------------

Ahold logo                                             Press release

                                                       Royal Ahold
                                                       Corporate Communications

                                                            Date: March 26, 1999
                                            For more information: 31 75 659 5720



Royald Ahold extends tender offer.

Zaandam, The Netherlands, March 26, 1999 -- Ahold Acquisition Inc., a wholly-owned subsidiary of Royal Ahold, is extending the tender offer for the Preferred Stock of Supermarkets General Holdings Corporation ("SGHC") until 5:00 p.m., New York City time, on Friday, May 21, 1999. The offer had been scheduled to expire on April 9. The offer has been made pursuant to an agreement under which Royal Ahold will acquire all of the outstanding shares of the capital stock of SMG-II Holdings Corporation ("SMG-II"). SMG-II controls the US supermarket company Pathmark Stores Inc. Based upon information provided by Citibank N.A., as depositary for the offer, as of the close of business on March 24, 1999, 11,150 shares of the outstanding Preferred Stock have been tendered and not withdrawn. Completion of the tender offer is subject to a number of conditions, including obtaining necessary regulatory approvals and at least 66 2/3% of the shares of Preferred Stock being tendered in the offer and not withdrawn.

Ahold Public Relations, tel:  +31 75 659 5720

THIS PRESS RELEASE MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF U.S. FEDERAL SECURITIES LAWS. THE COMPANY'S PERFORMANCE IS SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE STATEMENTS. SUCH RISKS INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS AND CHANGES IN INTEREST RATES IN THE COUNTRIES IN WHICH THE COMPANY OPERATES, INCREASES IN COMPETITION, AND FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE GUILDER AND THE OTHER CURRENCIES IN WHICH THE COMPANY'S ASSETS, LIABILITIES AND RESULTS ARE DENOMINATED, IN PARTICULAR, THE U.S. DOLLAR. MANY OF THESE FACTORS ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. FOR A MORE DETAILED DISCUSSION OF SUCH RISKS AND OTHER FACTORS, SEE ROYAL AHOLD'S ANNUAL REPORT ON FORM 20-F FOR ITS FISCAL YEAR ENDED DECEMBER 29, 1997.

                                                  Albert Haijinweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone +31756595720
                                                  Fax +31756598360